REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
FORM 51-101F3

Management of Adira Energy Ltd. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at September 30, 2010, estimated using forecast prices and costs.

The board of directors of the Corporation has determined that, as of the last day of the Corporation's most recently completed financial year, the Corporation had no material reserves.

The board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management of the Corporation. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Corporation’s oil and gas activities;

(b)	the Corporation not filing Form 51-101F2, which is the report of the independent qualified reserves evaluator on the reserves data because the Corporation has no material reserves; and

(c)	the content and filing of this report.

(signed) “Ilan Diamond”	(signed) “Gadi Levin”
Ilan Diamond	Gadi Levin
Chief Executive Officer	Chief Financial Officer

(signed) “Dennis Bennie”	(signed) “Alan Friedman”
Dennis Bennie	Alan Friedman
Director	Director

January 28, 2011